K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

January 26, 2011

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Grzeskiewicz:

Nuveen Energy MLP Total Return Fund

333-169775

811-22482

This letter responds to the comments contained in your letter dated November 15, 2010 regarding the initial registration statement on Form N-2 of Nuveen Energy MLP Total Return Fund (the “Fund”). For convenience, each of your comment is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1, which was filed with the SEC on the date of this letter and is marked to show changes from the registration statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: Please abridge the disclosure on the cover page so that it fits on one page, if at all possible. The cover page should contain only a brief description of the investment objectives of the Fund and a brief description of the securities being offered. There may also be succinct description of the peculiar tax status of the Fund and the tax consequences to its shareholders. Item 1.2 of Form N-2 states that the cover page “may include other information if it does not, by nature, quantity, or manner of presentation impede understanding of the required information.” (Emphasis added)

Response: The second paragraph under “Tax Matters” has been shortened to include only the existing first two sentences, which have been moved as the last sentences in the preceding paragraph.

2. Comment: Please revise the paragraph in bold just before the pricing table to make it clear that investing in the common shares of the Fund may be speculative and involves a high degree of risk, including the risks associated with the use of leverage. See Item 1.1j of Form N-2.

Securities and Exchange Commission

January 26, 2011

Response: The above-noted language has been revised as follows (new text is underlined):

Investing in the Fund’s Common Shares involves certain risks, including the risks associated with the Fund’s use of leverage.

Prospectus Summary

3. Comment: Who May Want to Invest – Identify in your response letter to these comments the authority for your statement that an investment in the Fund may serve as a hedge against inflation.

Response: The authority for the statement is The Wachovia Equity Research MLP Primer – Third Edition, July 14, 2008. The relevant page from the report is attached for your review.

4. Comment: Who May Want to Invest – Please explain what a “MLP market cycle” is.

Response: A market cycle is generally defined as the period between the two latest highs or lows of the S&P 500, showing net performance through both an up and a down market. To clarify this point, the last bullet point under “Who May Want to Invest” was revised as follows (new text is underlined):

•    Access to the Subadviser’s MLP investment expertise managing MLPs since 1995.

In addition, the following paragraph under “Comparison with Direct Investments in MLPs” was revised as follows (new text is underlined):

•    Active management by a leading MLP manager. Our Subadviser’s MLP dedicated portfolio management team has more than 69 years of combined investment experience. Our Subadviser has significant experience managing energy MLP investments and had approximately $1.2 billion of MLP assets under management as of June 30, 2010, including the assets of two publicly-traded closed-end management investment companies. The firm has the longest standing track record in managing MLPs and has successfully managed through five different MLP market cycles (periods of performance through both up and down markets) since 1995.

5. Comment: Market Opportunity – Please delete in the first sentence the word “attractive” before “investment opportunity”.

Response: Agreed.

Securities and Exchange Commission

January 26, 2011

6. Comment: Market Opportunity – Please revise the second paragraph under this subheading to make it clear that “return of capital” is a return of the shareholder’s initial investment and not of earnings and profit.

Response: The second paragraph has been revised as follows (new text is underlined):

As a result, Common Shareholders should expect to receive distributions that are generally tax-deferred and that represent a return of capital (i.e., a repayment of a portion of their investment as opposed to a distribution of earnings and profits), although no assurance can be given in this regard.

7. Comment: Fund Strategies – In the first sentence, change “Managed Assets” to “net assets, plus the amount of any borrowings for investment purposes” or, in the alternative, please explain in your response letter how the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

Response: “Managed assets”, a term that has been used by the Nuveen complex of funds for several years, is intended to track the meaning of “assets” in Rule 35d-1(d)(2) (the “names rule”). The term “managed assets” is not intended to be a deviation from the names rule but rather a restatement of the same concept. In that regard, the definition of “managed assets” (total assets minus accrued liabilities (other than liabilities incurred for the express purpose of creating leverage)) is equivalent to the names rule definition of “assets” - net assets (which is total assets minus liabilities) plus borrowings for investment purposes.

8. Comment: Fund Strategies – Hedging Techniques – (a) Will the Fund count call options, buy put options, structured notes, and other derivatives towards the 80% “basket” of MLPs in the energy sector? If so, disclose this. (b) In the fourth sentence of this paragraph, delete “other derivative” and list the actual derivatives that the Fund will use as part of its investment strategy. (c) In the second paragraph of this subsection, clarify whether the Fund will confine its investments in structured notes and exchange-traded notes to those issued by MLPs and that are energy-related.

Response: (a) The Fund will not count call options, buy put options, structured notes and other derivatives towards the 80% basket of MLPs in the energy sector. (b) The fourth sentence as described above has been revised as follows (new text is underlined);

To execute its hedging operations, the Fund may sell call options, buy call or put options, invest in structured notes or exchange-traded notes or use other derivatives developed in the future.

(c) The Fund will confine its investments in structured notes and exchange-traded notes to those issued by MLPs and that are energy-related. The penultimate sentence in the second paragraph under “Fund Strategies – Hedging Techniques” has been revised as follows (new text is underlined):

Securities and Exchange Commission

January 26, 2011

In addition, the Fund may make limited short-term investments in structured notes or exchange-traded notes that are designed to provide short term exposure to the energy MLP market.

9. Comment: The Fund’s Investments – Other MLP Equity Securities – Are the MLP affiliates that issue I-Shares investment companies? If not, why not? What is the nature of this affiliation? Does the Fund become an affiliate of these MLP affiliates and of the MLPs themselves as a result of its ownership of interest in MLPs?

Response: Because the Fund’s sole relationship with each MLP will be as a passive investor, and because the structure of each MLP-related investment may vary, it is not possible for us to definitively answer the questions posed in this item for all possible MLP-related investments. In general, however, MLP affiliates that issue I-Shares will not be investment companies because the interests of those affiliates in the MLP are not “securities,” and therefore are not “investment securities” within the meaning of Section 3(a)(2) of the Investment Company Act of 1940 (the “1940 Act”). A long line of court and SEC decisions have held that entities acting as a general partner of, or in a similar relationship with, a partnership is not an owner of “securities” of the partnership, because (under Howey) its expectation of profits derives largely from its own efforts, rather than solely or primarily from the efforts of others. Many of the affiliates of MLPs that issue I-Shares are general partners or managers of the MLP, which therefore causes these entities to be deemed to not hold securities of the MLP.

In other instances, the affiliate issuing I-Shares may own voting securities permitting it to vote for a majority of the directors of the MLP (or the equivalent, which may be the right to appoint the MLP’s general partner). In such a case, the MLP is a majority-owned subsidiary of the affiliate, and therefore the securities of the MLP are not investment securities for that affiliate under Section 3(a)(2) of the 1940 Act.

The Fund typically does not become an affiliate of the MLP or the MLP’s affiliates through its investment. In general, the MLP interests acquired by the Fund do not give it the right to vote for the election of directors (or the equivalent) of the MLP. As a result, even if the Fund purchases more than 5% of the outstanding securities issued by the MLP, those securities are not “voting securities” as defined in Section 2(a)(42) of the 1940 Act, and the Fund therefore is not an affiliated person of the MLP (or its affiliates) under Section 2(a)(3)(B) of the 1940 Act.

10. Comment: Comparison with Direct Investments in MLPs – Please clarify how Fund investors indirectly paying for ongoing fees and expenses of MLPs, I-Shares, and other “Acquired Funds” can plausibly be considered an “advantage” compared to direct investments in MLPs.

Response: The sentence in question has been revised as follows (new text is underlined):

Securities and Exchange Commission

January 26, 2011

An investment in the Fund is different in several ways from direct investments in MLPs, including the following:

11. Comment: Distributions – Explain in your response letter why the Fund does not provide its shareholders prior notice before changing its distribution policy and the basis for establishing the rate of its quarterly distributions. Also explain how the Fund can unilaterally change its distribution policy when it is part of the Fund’s investment objective.

Response: The Fund’s investment objective has been revised to take out the reference to current distributions as follows:

The Fund’s investment objective is to provide tax-advantaged total return.

Summary of Fund Expenses

12. Comment: You have put your estimate of the expenses attributable to the Fund’s investments in other investment companies – below 0.01% - in brackets, indicating that this estimate may be tentative or preliminary. If the final estimate of the fees and expenses incurred indirectly by the Fund as a result of its investment in “Acquired Funds” exceeds 0.01% of its average net assets, include a line item to the fee table as required by General Instruction 10 to Item 3.1 of Form N-2.

Response: The brackets have been removed from footnote 4 as the fees and expenses incurred indirectly by the Fund as a result of its investment in Acquired Funds are less than 0.01% of the Fund’s average net assets.

13. Comment: Are offering costs of debt included in the line item “Offering Expenses Borne by the Fund”? If not, why not?

Response: Offering costs of debt are not included in the line item “Offering Expenses Borne by the Fund” because the Fund has no current intention to issue debt securities. The penultimate sentence in the carryover paragraph on page 14 (and throughout the document as appropriate) has been revised as follows (next text is underlined):

The Fund has no current intention to issue Preferred Shares or debt securities.

14. Comment: Clarify in the narrative introduction to the fee table the precise nature of the “debt” that is being used for leverage purposes. The prospectus earlier stated that the Fund has no current intention to issue Preferred Shares but that it will seek to enhance investment returns through borrowings and the issuance of debt or other senior securities. Please ensure that the expected leverage ratio will be consistent with the information presented in the fee table and elsewhere in the prospectus and the statement of additional information.

Response: Agreed. The third sentence in the narrative introduction has been revised as follows (new text is underlined):

Securities and Exchange Commission

January 26, 2011

The table also assumes the use of leverage in the form of debt through bank borrowings in an amount equal to 25% of the Fund’s Managed Assets (after their use), and shows Fund expenses as a percentage of net assets attributable to Common Shares.

15. Comment: Delete “Complex-Level Fees” and “Fund-Level Fees” from the fee table or explain to us why these line items are consistent with Form N-2. Are these line items intended to be breakdowns or subcaptions of “Management Fees”?

Response: “Fund-Level Fees” and “Complex-Level Fees” are subcaptions of “Management Fees” and the line items have been indented accordingly.

16. Comment: The line item “Interest Payments on Debt” should come immediately after “Management Fees” in the fee table.

Response: Agreed. The line item “Interest Payments on Debt” has been moved before “Other Expenses”.

17. Comment: Please add a line item to the fee table disclosing any estimated income tax expenses. See, e.g., N-2 filed by Tortoise MLP Fund, Inc. (File No. 333-166278).

Response: Agreed. The following line items have been added after “Other Expenses” under “Annual Expenses”:

Current Income Tax Expenses

Deferred Income Tax Expenses

THE FUND’S INVESTMENTS

Master Limited Partnerships

18. Comment: Please add to the disclosure a definition of the term “MQD”.

Response: “MQD” is defined on page 9 as “minimum quarterly distribution”. The reference to “MQD” on page 32 has been revised as follows (new text is underlined):

MLPs are typically structured such that common units and general partner or managing member interests have first priority to receive the minimum quarterly distribution (previously defined as “MQD”).

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT RESTRICTIONS

Securities and Exchange Commission

January 26, 2011

19. Comment: Revise Investment Restriction 4 to make it consistent with the Fund’s policy of concentrating in the energy sector. Please state that the Fund will concentrate in energy and will not concentrate in any other industry or group of industries.

Response: Agreed. The Investment Restriction has been revised as follows:

(4) Invest more than 25% of its total assets in securities of issuers in any one industry other than issuers in the energy industry;

PORTFOLIO COMPOSITION

20. Comment: Some investments described here are not discussed in the prospectus. To the extent that the Fund intends to engage in an investment so that it might materially affect the performance of the Fund, the decision of an investor to purchase shares, or otherwise alter the Fund’s risk profile, the investment and its accompanying risks should be disclosed in the prospectus.

Response: The Fund does not believe that any of the investments described in the Statement of Additional Information and not otherwise included in the prospectus (i) constitute a principal portfolio emphasis of the Fund and (ii) would have a material effect on the Fund or on the decision of an investor to purchase Fund shares. The Fund does not currently intend to invest more than 5% of its assets in those investments.

MANAGEMENT OF THE FUND

Trustees and Officers

21. Comment: In the table of trustees and officers, add “During Past 5 Years” to the column heading “Other Directorships Held by Trustee”.

Response: Agreed.

General Comments

22. Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Understood.

23. Comment: We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Understood.

Securities and Exchange Commission

January 26, 2011

24. Comment: Please advise us if you have submitted an exemptive application or no-action request in connection with your registration statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with its registration statement.

25. Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

Response: FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the Fund’s registration statement.

26. Comment: Please confirm that the Fund does not intend to issue preferred stock in the upcoming year. If the Fund does so intend, include the additional costs in the fee table and make the appropriate changes in the disclosure.

Response: The Fund does not intend to issue preferred stock in the upcoming year.

27. Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: Understood.

28. Comment: If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response: Agreed.

29. Comment: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response: Understood.

30. Comment: All registrant’s are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of these registration statements. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

Securities and Exchange Commission

January 26, 2011

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Response: Agreed. The Fund has submitted the requested letter.

* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures
Copies (w/encl.) to	Mark Winget
Sarah Cogan

MLP Primer -- Third Edition
WACHOVIA CAPITAL MARKETS, LLC
EQUITY RESEARCH DEPARTMENT

D. MLPs Are An Effective Hedge Against Inflation, In Our View

MLPs current (and growing) income stream can provide an effective hedge against inflation. Current yields range from 5% to 13% (excluding GPs). For example, inflation was 4.1% in 2007 (as measured by the CPI), while MLPs increased distributions at a median of 9% (11% including GPs). We estimate 10% distribution growth (12% including GPs) in 2008 and 9% growth (10% including GPs) in 2009.

Figure 9. Historical MLP Distribution Growth (Excluding GPs) Versus The CPI

Distribution Growth (Excl. GPs) (%)
12%
10%
8%
6%
4%
2%
0%
4%
4%
3%
5%
5%
5%
6%
9%
10%
9%
1998A
1999A
2000A
2001A
2002A
2003A
2004A
2005A
2006A
2007A
MLP Distribution Growth
CPI

Source: Bureau of Economic Analysis and Bureau of Labor Statistics and Partnership reports

E. Demographics

Demographics should continue to drive demand for income-oriented investments, in our view, as retiring Baby Boomers seek current income in a tax-efficient structure. Many income-oriented investments such as REITs, utilities, and high-yield bonds have outperformed the market over the past few years.

According to the U.S. Census Bureau, the number of seniors (ages 65 and older) will increase sharply beginning after 2010 as the Baby Boom generation (those born between 1946 and 1964) begins to turn 65 years of age. By 2030, when the entire Baby Boom generation has reached the age of 65, seniors are expected to account for about 20% of the U.S. population. We believe MLPs represent an attractive investment class for retirees due to their significant (and growing) income stream, relatively low risk (beta), and tax-advantaged structure. In addition, MLPs are an effective estate planning tool, in our opinion, as MLP units can be passed to heirs with significant tax savings.

Figure 10. Projected U.S. Population Over The Age Of 65

Population (in thousands)
100,000
80,000
60,000
40,000
20,000
0
25%
20%
15%
10%
5%
0%
12.4%
13.0%
16.3%
19.7%
20.4%
20.7%
35,061
40,243
54,632
71,453
80,049
86,705
2000A
2010E
2020E
2030E
2040E
2050E
65+
% of total U.S. population

Source: U.S. Census Bureau